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FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $27,270,000, and an affiliate of the Adviser, which invested roughly $3,030,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

New acquisition: Income-generating apartments near Tampa, FL

This investment fits into our broader strategy to invest in affordably-priced apartments across the Sunbelt.

We've acquired Icaria on Pinellas, a stabilized, 236-unit apartment community in Tarpon Springs, Florida, for a purchase price of roughly $67 million. (In the world of real estate investing, "stabilized"refers to a property that is almost completely leased up — typically an occupancy rate over 90%, therefore producing a stable flow of rental revenue.) Tarpon Springs is a suburb of Tampa that's located about 50 minutes northwest of downtown.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

We believe that this long-term trend has only been further accelerated by the pandemic: In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $27.3 million, and the Balanced eREIT II, which invested roughly $3.0 million. A senior loan in the amount of roughly $37.0 million was also provided. The investment amounts include a budget for financing and other soft costs, bringing our total projected commitment to approximately $67.3 million.

Strategy

This investment follows a Core Plus strategy.

Business plan

Construction on the community was completed in 2020 and the units have leased up quickly since then. At the time of our acquisition, the 236-unit community was approximately 99% occupied.

Our intent with this and other similar investments — including both single-family rental home communities and some apartment communities — is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time positioning ourselves to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt.

Since this is new construction, we don't anticipate committing significant capital to improvements for the foreseeable future.

Why we invested

- **Fast-growing area:** The property is located within the Tampa metropolitan area, approximately 50 minutes northwest of downtown. According to the U.S. Census, the Tampa MSA grew by more than 14% over the past decade, about double that of the national average — in the 12 months prior to our acquisition, the broader Tampa area saw a 24.4% increase in average asking rent. A study reported by the New York Times also found that Tampa's population was the greatest beneficiary of any Florida city for metro-to-metro migration over the past five years, with a gain of 25,000 residents, many coming from Miami.

- **High-quality asset**: Delivered in late 2020, Icaria on Pinellas is a brand new construction, with high-quality amenities and details throughout, presenting no need for renovations or updates in the near future.

- **Income-generating asset:** The property was approximately 99% occupied at the time of our acquisition, generating cash flow through rental income. We expect to work with a professional property management firm over the coming months to manage the property over the long-term.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

 **FUNDRISE** | **Real Estate Interval Fund**

New acquisition: Industrial property near Phoenix, AZ

The property is ideally located to serve as a "last-mile" distribution facility, an asset class that we believe will continue to be crucial for many businesses.

We've acquired a roughly 213,229 square foot distribution center in Goodyear, Arizona, for roughly $30.6 million. The property is located about 20 minutes from downtown Phoenix and less than a mile from I-10, a major highway that runs all the way from Los Angeles, CA, to Jacksonville, FL.

As demand for more and faster delivery continues to grow, we believe that "last-mile" distribution facilities located close to major population centers will become increasingly important for retailers.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $27.5 million, and the East Coast eREIT, which invested roughly $3.1 million.

Strategy

This investment follows a Core Plus strategy.

Business plan

Completed in 2020, the building was designed for use as a last-mile distribution facility serving customers in the Phoenix area. Goodyear, AZ, has grown in recent years into an important industrial submarket, tied closely to the Phoenix area's more general, national pace-setting expansion. As Goodyear develops, fewer industrial locations with direct access to I-10 remain available, making this property's proximity to the highway all the more valuable.

A last-mile distribution center, also referred to as a terminal building or sorting center, acts as a handoff point to connect 18-wheeler trucks, which typically carry goods in bulk across longer distances, with the smaller vehicles that make the final leg of the journey to drop off packages at individual homes and businesses.

While it's critical that these types of facilities are located close to major population centers and easily accessible to the major highways, the availability of industrial zoned land that meets this criteria (generally speaking) is in increasingly short supply, which we believe will help drive long-term value.

At the time of our acquisition, roughly half of the building's space was leased to Hardware Resources, a national hardware, lighting, and cabinetry manufacturer and distributor, with roughly seven years remaining on their initial lease term. Our goal is to lease up the remaining space, earn regular rental income from the property, and then eventually sell it at a profit.

Why we invested

- **Prime location:** The property is located less than one mile from I-10 and only 18 miles from downtown Phoenix. According to the 2020 US Census, among all large cities in the country, Phoenix grew the fastest over the past decade, with a growth rate of 11.2%, which we anticipate will also drive the growth of e-commerce in the region, increasing the demand for efficient delivery options.

- **Growing e-commerce demand:** Same-day and short-term delivery is becoming not just essential, but the expected norm from customers. In order to fulfill increasing demand, companies ranging from online grocery delivery to e-commerce retailers need space in highly specific locations with access to regional transportation.

- **High-demand property type:** Despite the continuing, fast growth of e-commerce delivery — a trend that was only accelerated by the COVID-19 pandemic — zoning restrictions have limited the amount of new supply of industrial, last-mile properties available. As Phoenix continues to expand, fewer industrial sites with prime locations and highway I-10 access remain available, increasing the potential value of properties like this one.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

 **FUNDRISE** | **Real Estate Interval Fund**

New acquisition: Rental home community near Houston, TX

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

We've invested roughly $45.3 million to acquire 163 detached, single-family homes in Humble, Texas, a suburb of Houston located just 30 minutes northeast of downtown.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors. Learn more about the single-family rental asset class here.

As we reiterated in our third quarter performance update for investors, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $40,815,000 and the Growth eREIT VII, which invested $4,535,000.

Strategy

This investment follows a Core Plus strategy.

Business plan

We acquired this property from a major, nationally renowned homebuilder, who wrapped up construction at the community earlier this year. At the time of our acquisition, approximately 98% of the homes were already occupied.

The community consists of spacious two- and three-bedroom homes, each with its own two-car garage and pet-friendly, fenced yard. Meanwhile, residents share premium community amenities, including access to a lagoon and clubhouse, children's playground, and 24-hour property maintenance.

We acquired the property in an all-cash transaction, and we intend to use portfolio-level financing with the aim of targeting stronger returns and freeing up cash to deploy elsewhere. We expect to work with a professional property manager, and to be a long-term owner over the next several years to a decade.

Given how recently construction of the community was completed, we anticipate that the homes will remain competitive, attract tenants, and support rent growth for the foreseeable future without significant capital needs for renovations. As with our other equity investments into stabilized properties, our goal is to earn consistent cash flow from rental income over the course of the investment, with the potential for long-term upside by selling the property for more than we invested into it. (In the world of real estate investing, "stabilized"refers to a property that is almost completely leased up — typically an occupancy rate over 90%, therefore producing a stable flow of rental revenue.)

Why we invested

- **Fast-growing area:** The property is located within the Houston metropolitan area, just 30 minutes northeast of downtown. Between 2010 and 2019, the Houston area's population grew 19% to approximately 7 million residents, making it the fifth largest MSA in the country, according to the U.S. Census.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **Income-generating asset:** The property was roughly 98% occupied at the time of our investment, generating consistent cash flow through rental income.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

 FUNDRISE | **Real Estate Interval Fund**

New acquisition: Rental home community near Dallas, TX

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

[All photos should include caption:] Similar home by the same homebuilder (illustrative purposes only).

—–

We've invested roughly $1.8 million to acquire seven brand new single-family homes within the Seagoville Farms community of Seagoville, Texas, with plans to acquire a total of 48 rental homes in the community within the next year. Seagoville is part of the greater Dallas metropolitan area, about 25 minutes southeast of downtown.

At a strategic level, this investment fits within our affordably-priced [Sunbelt](#) apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors. Learn more about the single-family rental asset class [here](#).

As we reiterated in our [third quarter performance update for investors](#), we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $1,579,000 and the Growth eREIT VII, which invested $175,000.

Strategy

This investment follows a Value-Add strategy.

Business plan

By acquiring the brand-new (vacant) homes in batches and leasing them up ourselves to assemble a stabilized community, we intend to get a better price, and therefore a better potential return, than if we had purchased a "finished product."

Our initial investment at Seagoville Farms is an all-cash purchase of seven finished homes within the community, which is still under construction. Our intent is to acquire and lease up additional batches of roughly ten homes per month as they deliver, eventually taking ownership of 48 homes within the community. **This phased buying structure should result in much more efficient deployment of investors' capital,** as opposed to holding cash for several months while waiting for an entire community to be built, and then acquiring it all at once.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We have engaged a leading property manager of single-family rental communities across the US.

We expect the aggregate purchase price of all 48 homes in the completed community will be roughly $12.1 million. While we acquired the homes in an all-cash transaction, we intend to use portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

- **Growing local economy:** The Dallas-Fort Worth–Arlington metro area as a whole continues to rank among the nation's fastest-growing, having added 19% to its population since 2010, far outpacing the nationwide increase of about 6% over the same period. Additionally, in 2020, the Dallas area proved to be the second largest market in the country for Fortune 500 companies, based on revenue, behind only New York.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **Institutional-quality asset:** This deal is structured so as to allow us to acquire tranches of homes in regular batches throughout the year, directly from a nationally recognized homebuilder. Once our investment in the 48 homes is complete, we will have added an institutional-quality asset of ready-to-rent homes to our portfolio, consisting entirely of brand-new construction.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Pursuant to Rule 19(a) under the Investment Company Act of 1940, please click here or see the "Literature" section of fundriseintervalfund.com for information with respect to the Fund's recent distributions.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.